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                     Plan and Agreement of Distribution

This plan and agreement, effective as of April 7, 1999, is between IDS Strategy Fund, Inc. (the "Fund") and American Express Financial Advisors Inc. ("AEFA"), the principal underwriter of the Fund, for distribution services to the Fund.

The plan and agreement has been approved by members of the Board of Directors (the "Board") of the Fund who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the plan or any related agreement, and all of the members of the Board, in person, at a meeting called for the purpose of voting on the plan and agreement.

The plan and agreement provides that:

1. The Fund will reimburse AEFA for all sales and promotional expenses attributable to the sale of Class A and Class B shares, including sales commissions, business and employee expenses charged to distribution of Class A and Class B shares, and corporate overhead appropriately allocated to the sale of Class A and Class B shares.

2. For Class A shares, the amount of the reimbursement shall be equal on an annual basis to 0.25% of the average daily net assets of the Fund attributable to Class A shares. The amount so determined shall be paid to AEFA in cash within five (5) business days after the last day of each month.

3. For Class B shares, the amount of the reimbursement shall be equal on an annual basis to 1.00% of the average daily net assets of the Fund attributable to Class B shares. Of that amount, 0.75% shall be reimbursed for distribution expenses. The additional 0.25% shall be paid to AEFA to compensate financial advisors and other servicing agents for personal service to shareholders and maintenance of shareholder accounts. The amount so determined shall be paid to AEFA in cash within five (5) business days after the last day of each month.

4. For each purchase of Class B shares, in the ninth year of ownership the Class B shares will be converted to Class A shares.

5. The Fund understands that if a shareholder redeems Class B shares before they are converted to Class A shares, AEFA will impose a sales charge directly on the redemption proceeds to cover those expenses it has previously incurred on the sale of those shares.

6. AEFA agrees to provide at least quarterly an analysis of expenses under this agreement and to meet with representatives of the Fund as reasonably requested to provide additional information.

7. The plan and agreement shall continue in effect for a period of more than one year provided it is reapproved at least annually in the same manner in which it was initially approved.

8. The plan and agreement may not be amended to increase materially the amount that may be paid by the Fund without the approval of a least a majority of the outstanding shares of the relevant class. Any other amendment must be approved in the manner in which the plan and agreement was initially approved.

9. This agreement may be terminated as to Class A or Class B at any time without payment of any penalty by a vote of a majority of the members of the Board who are not interested persons of the Fund and have no financial interest in the operation of the plan and agreement, or by vote of a majority of the outstanding shares of the relevant class, or by AEFA. The plan and agreement will terminate automatically in the event of its assignment as that term is defined in the Investment Company Act of 1940.

IDS STRATEGY FUND, INC.
         AXP Small Cap Advantage Fund




______________________
Leslie L. Ogg
Vice President

AMERICAN EXPRESS FINANCIAL ADVISORS INC.




______________________
Pamela J. Moret
Vice President